Contact

www.linkedin.com/in/ben-roberson-597599231 (LinkedIn)

Top Skills

Fundraising
Sales Growth
Growth Strategies

Ben Roberson

Co-Founder/CGO at Guide Book Co.
Louisville, Kentucky, United States

Summary

Guide Book grew from real-world experience guiding clients. With three kids, a marriage, and a two hour drive both ways, five summers of guiding day-in and day-out took a toll on Ben. He was convinced that there should be a solution to some of the #GuideLife's glaring problems.
When a client asked him "where can I leave a review," inspiration was kindled and he began working on what would become Guide Book. In addressing the many pain points a guide faces, the idea grew into a blaze that has produced a comprehensive mobile app for outdoor guides and individuals to run their business, learn, and connect with community over a shared love for the outdoors.

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Experience

Guide Book
2 years 6 months

Co-Founder
June 2021 - Present (2 years 6 months)
Louisville, Kentucky, United States

Guide Book is a web based service that connects fishing guides with clients all around the world. Our primary focus at Guide Book is to improve the lives of outdoor guides by giving them the tools and resources required to be successful. This drives efficiency in their daily routine and gives them time back at home with their families. We do this by consolidating all the technology that they use on a daily basis into one place.

We are excited to officially launch our product to the public in 2023!

Chief Growth Officer
June 2021 - Present (2 years 6 months)
Louisville, Kentucky, United States

River Hawk Fly Fishing
Owner/Head Guide

April 2019 - Present (4 years 8 months)
Kentucky, United States

-Founded and successfully operated guide business as an independent contractor on the Cumberland River in rural Kentucky.
-Provided instruction, guidance, and organization for new and experienced fly fishing clients.
-Maintained good working relationships with repeat clients.
-Responsible for the safety of all clients, both through proper drift boat operation and maintenance.
-Utilized knowledge of local waters, effective communication skills, attention to detail, and stamina to work long hours while taking care of clients.

Education

University of Louisville
Master of Education - MEd, Counselor Education/School Counseling and Guidance Services · (August 2015 - May 2017)

University of Louisville
Master of Education - MEd, Secondary Education and Teaching · (July 2013 - May 2015)

University of Louisville
Master of Arts - MA, English Language and Literature/Letters · (August 2010 - May 2012)

University of Louisville
Bachelor of Arts - BA, English/Humanities · (August 2005 - May 2009)